

February 1, 2016

Mail Stop 4561

James Mengdong Tan
Chief Executive Officer
Moxian, Inc.
Block A, 9/F, Union Plaza
5022 Binjiang Avenue, Futian District
Shenzhen City, Guangdong Province, China

> **Re: Moxian, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **File No. 000-55017**
> **Filed December 22, 2015**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1.   Please confirm in future filings you will provide the correct file number on the facing page for your periodic reports. We note that your file number for your Exchange Act reports was changed to 000-55017 when you filed a Form 8-A on August 5, 2013 to register your common stock under Section 12(g) of the Exchange Act, but the facing pages of your subsequent periodic reports still refer to "Commission File No. 333-173172."

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

2.   Please advise us who are the natural persons that hold voting and/or investment power over your principal shareholder, Moxian China Limited. Please refer to Rule 13d-3 for further guidance.

Certain Relationships and Related Transactions, Director Independence, page 25

3.   On pages 15 and 16 of your Form 10-Q for the fiscal quarter ended June 30, 2015 filed on August 14, 2015, you reference two loans from your principal shareholder, Moxian

China Limited: i) a $709,941 loan dated May 30, 2015 to Moxian HK; and ii) a $2,680,221 loan to Moxian Malaysia. Please advise us whether these loans are related party transactions that are required to be disclosed under Item 404(a) of Regulation S-K. If so, please confirm that you will disclose these related party transactions in future filings.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor
Office of Information
Technologies and Services